Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

July 21, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:           Ms. Jennifer Gallagher and
                             Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-KSB/A for the Year Ended December 31, 2005
Filed June 30, 2006
Form 10-QSB for the Interim Period Ended March 31, 2006
Filed May 15, 2006
SEC File No. 001-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to Staff’s letter of July 13, 2006 (the “Comment Letter”) signed by Karl Hiller, Accounting Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have filed with the Commission via the EDGAR system:

(a)	Amendment No. 2 (the “Amended Form 10-KSB”) to the Company’s annual report for the year ended December 31, 2005 on Form 10-KSB; and

(b)	Amendment No. 1 (the “Amended Form 10-QSB”) to the Company’s quarterly report for the interim period ended March 31, 2006.

We enclose with this letter two copies of the Amended Form 10-KSB and the Amended Form 10-QSB, plus two copies of each document that have been redlined to show the changes from the previous filings.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended Form 10-KSB or the clean copy of the Amended Form 10-QSB, as applicable. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-KSB.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies. page F-7

Restricted Cash, page F-9

1.	We are considering your response to prior comment 1, in which you explain your basis for your presentation of restricted cash on your statements of cash flows.

Thank you. The Company looks forward to receiving confirmation of the results of your review in due course.

Form 10-QSB for the Interim period Ended March 31. 2006

In light of the engineering comments and guidance received from Staff on certain disclosure contained in the Company’s annual report for the year ended December 31, 2005 on Form 10-KSB, and in Amendment No. 1 thereto, the Company has taken this opportunity to revise the disclosure in the Amended Form 10-QSB under the following headings:

•	“Management’s Discussion and Analysis – Overview of Our Business” (commencing on page 2);

•	“Management’s Discussion and Analysis – Overview of Our Business – Landscape and Aggregate Rock Operation” (commencing on page 4); and

•	“Risk Factors” (commencing on page 16).

Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-5

2.	We note that you present cash received from the sale of shares of Allied Gold as a cash inflow from investing activities. It is our understanding that you classify shares of this investment as trading securities. As indicated in paragraph 18 of SFAS 115, cash flows from purchases, sales and maturities of trading securities should be classified as cash flows from operating activities. Therefore. it appears you may need to revise your statement of cash flows to comply with this guidance.

The Company has revised the unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2006 and 2005 by:

(a)

adding under “Adjustments to reconcile net loss to net cash (used) by operating activities” for the three months ended March 31, 2006, the amount of $1,322,150 for “Proceeds from sale of securities held for trading”;

(b)

deleting the line item “Proceeds from sale of marketable securities” from “Cash Flows From Investing Activities”, and the corresponding amount of $1,322,150 previously recorded for the three months ended March 31, 2006; and

(c)

making corresponding adjustments to the total amount of “Net Cash (Used) by Operating Activities” and the total amount of “Net Cash Provided by Investing Activities” during the three months ended March 31, 2006.

In addition, the Company has made conforming revisions to the narrative disclosure under the headings “Management’s Discussion and Analysis - Cash Flows From Operating Activities” and “Management’s Discussion and Analysis - Cash Flows From Investing Activities” at page 10 of the Amended Form 10-QSB.

Note 3 - Stock Based Compensation, page F- 7

3.

We note that you use the Black Scholes option pricing model to value stock options under SFAS 123R. Within your disclosure we note that you provide a general narrative description of the assumptions you use to estimate the fair value of your stock options under this model. Please expand your disclosure to provide further quantified detail of your assumptions as required by A240(e)(2) of SFAS 123R. Refer to paragraph A241 of SFAS 123R for an illustration of these required disclosures.

Note three, “Stock-Based Compensation,” has been revised to include the further quantified detail of the Company’s assumptions, as required by A240(e)(2) of SFAS 123R (page F-7 of the notes to the Company’s unaudited condensed consolidated financial statements).

Controls and Procedures, page 13

4.

We note that your certifying officers continue to conclude that your disclosure controls and procedures are not effective as a result of the identification of certain material weaknesses in your internal controls over financial reporting. P1ease discuss the progress that has been made in implementing management’s plans to remediate the material weaknesses.

In addition to the appointment of John Perry as the Company’s Chief Financial Officer in April 2005, the Company has taken a number of steps which management believes have addressed the previously identified material weaknesses, including the following:

•

the appointment of the Company’s Audit Committee effective February 15, 2006, comprised exclusively of directors: (a) who have been determined by the Company’s Board of Directors to meet the independence standards prescribed in Section 121 of the AMEX Company Guide; (b) who are able to read and understand fundamental financial statements; and (c) one of whom has been determined by the Board of Directors to satisfy the criteria for an audit committee financial expert under Item 401(e) of Regulation S-B of the rules of the SEC;

•	assumption by the Chief Financial Officer of overall responsibility for oversight and approval of all financial reporting practices and procedures;

•	the implementation of a purchase authorization and approval process which requires all payments to be approved by two of our senior officers;

•	the implementation of a purchase requisition and purchase order process which requires all purchase orders to be approved by a senior officer;

•	the segregation of financial transaction duties with respect to purchases, receipts and payments;

•	dividing check reconciliation duties and check signing authority between different persons;

•	the addition of another individual to the Company’s accounting department; and

•

the engagement of a third party consulting firm to assist the Company in the estimation of the variables that are required to be calculated in connection with the valuation of stock option and warrant transactions in accordance with Statement of Financial Accounting Standards No. 123R, “Share Based Payment.”

The disclosure under the heading “Controls and Procedures” at pages 15 and 16 of the Amended Form 10-QSB has been revised accordingly. In addition, the Company has also updated the Amended Form 10-KSB to include parallel disclosure at pages 69 and 70 under the heading “Controls and Procedures.”

5.

Please disclose any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-B.

In addition to the revised disclosure noted in the Company’s response to Staff comment no. 4 above, the Company has disclosed at page 15 of the Amended Form 10-QSB that the following material weaknesses were identified by the Company and its independent auditor with respect to the Company’s internal control over financial reporting: (a) in two instances, the Company incorrectly valued common stock issued in payment or settlement of certain contractual obligations using the issue date of such stock as opposed to the effective date of the transaction as specified in the related agreement; and (b) the Company had improperly recorded a signing bonus that it had paid to its Chief Executive Officer in common stock by failing to record, as compensation expense, the fair value of the stock grant on the execution date of the related employment agreement, and amortizing the value of the remaining balance of the common stock issuable under the employment agreement over the subsequent 12 months over which they are to be earned. The Company has disclosed that, in order to address these material weaknesses, it has implemented a level of review by the Chief Financial Officer that will serve to ensure that transactions involving the issuance of common stock in exchange for services or property services received by the Company will be properly recorded in accordance with the terms of the related agreements.

Engineering Comments

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

In addition to the revisions included in the Amended Form 10-KSB that are discussed below, the Company has taken the opportunity to update the disclosure under the heading “Risk Factors” to include certain additional risk factors that have recently come to the attention of the management of the Company.

Description of Business, page 1

General

6.

We have read your response to prior comment 9, indicating that The Winters Company no longer exists and that you have removed all unnecessary references to this engineering firm from your filing. However, we note that you continue to mention The Winters Company 34 times in your disclosures.

Since Winters Dorsey has updated the feasibility study, the presumption is that this firm has thoroughly reviewed the previous work, and is accepting responsibility for the entire report. Therefore, we believe that you should eliminate most references to the earlier engineering firm and clarify the level of responsibility assumed by Winters Dorsey.

The general expectation is that you would obtain permission from any engineering firm prior to expressing reliance on their work in your filing. If you are unable to do so, or a firm is not willing to approve of such disclosure, we would anticipate that your management would accept full responsibility for the information being disclosed.

The Company has removed all references to The Winters Company except in connection with the historical discussion about the Johnson Camp Mine at pages 1 and 2 in the section headed “Description of the Property – Overview”.

7.

We note that you have used the term “feasibility study” to describe several reports you obtained related to the Johnson Camp property in which you hold an interest. Please modify your disclosures, in each instance, to :further clarify the nature of the studies performed. For example, the terms “final feasibility,” “preliminary feasibility;” “scoping” or “conceptual” study would better serve to convey the level and certainty of details and results included in the reports you have obtained.

Please understand that without having completed 5 to 15 percent of the detailed engineering drawings of the mine and infrastructure that typify final feasibility studies, coupled with the lack of a test heap, lack of mineralogical characterization and mapping of deposit, non-confirmation of soluble copper projections with your most recent drill core sampling, and lack of a current written commitment from your mining contractor, your studies would not be appropriately described as “final feasibility” studies, but may be characterized as either “scoping” or possibly “preliminary feasibility” studies. Please revise your disclosures accordingly.

For the reasons discussed below, the Company considers the updated feasibility study (comprised of the 2005 Feasibility Study and the Addendum thereto) completed by Winters, Dorsey & Company, LLC (“Winters, Dorsey”) to be of sufficient completeness and detail to be considered as a “final feasibility study”. Winters, Dorsey has confirmed that it also believes that the updated feasibility study is of sufficient completeness and detail to be considered as a “final feasibility study”.

Engineering Design and Infrastructure

The Johnson Camp Mine is a “brown field” operation. Cyprus Mines Corporation (“Cyprus”) developed and operated the mine as a large scale open pit with heap leach and SX/EW processing complex from 1974 to 1986 (discussed at page 3-6 of the 2005 Feasibility Study). The subsequent owner, Arimetco, Inc. (“Arimetco”) operated the mine from 1991-1997 (page 3-7 of the 2005 Feasibility Study). The mine’s infrastructure was intact when the Company acquired the property in 1999.

The Company confirms that approximately 90% of the infrastructure required to implement the mining and processing plan proposed by the updated feasibility are pre-existing and operational. (Section 6.0 of the 2005 Feasibility Study includes an overview of infrastructure and support facilities, commencing at page 6-1.) The infrastructure that remains to be installed or completed consists of:

(a)	a crusher and overland conveyor system;

(b)	three new lined ponds; and

(c)	rehabilitation and certain upgrades to the existing SX/EW plant.

Engineering design analysis has been completed on all of the remaining infrastructure items and each are addressed within the main body of the updated feasibility study with the detail provided within the appendices to the updated feasibility study (see, generally, pages 5-16 to 5-17 and pages 5-28 to 5-38 of the 2005 Feasibility Study and the various drawings and appendices referenced therein). Specifically, the Company has detailed engineering drawings for the reconstruction of PLS Pond #1, PLS Pond #3, the Raffinate Pond and the Solution Control Ditches. The Company also has as-built drawings for Raffinate Pond #2 and for the Interceptor Sump located between Heaps #1 and #2 which were both reconstructed in 2003. As the SX/EW plant is an existing facility, the Company has as-built drawings for the plant infrastructure.

Test Heap

The Company observes that over 30 million tons of material is contained in the existing heaps. The Company respectfully submits that this is a very large “test heap”. It has been historically demonstrated that copper can be recovered from the Johnson Camp ores even if the material has not been crushed. The Company believes that the two rounds of metallurgical testing that have been completed (as summarized at pages 5-11 to 5-14 of the 20005 Feasibility Study, and at pages 3-5 to 3-10 of the Addendum) demonstrate that, by crushing, recoveries will be enhanced.

In summary, the Company observes that leach kinetics and process recovery have been modeled on both empirical results of 20 years of leaching operations as well as the laboratory work. The results of this modeling are discussed within the body of the updated feasibility study and detailed within the appendices (see, in particular, pages 5-9 to 5-15 of the 2005 Feasibility Study and pages 3-6 to 3-10 of the Addendum). Based on the confidence in these models, the Company has already purchased the primary crushing station required for initial ore sizing (see pages 5-17 to 5-19 of the 2005 Feasibility Study). The Company believes that this data and research surpass the standard bulk sample analysis that is typical of a feasibility study.

Mineralogical Characterization and Mapping of Deposit

The Company maintains records detailing mineralogical characterization and mapping of the deposit. The updated feasibility study addresses both regional and local geology and structure. The updated feasibility study also discusses mineralogy as related to the geology. (See pages 3-13 to 3-30 of the 2005 Feasibility Study.) In addition to in-the-pit mapping, the drill hole database contains 142 drill holes totaling 50,535 feet of drilling as a data source (see page 3-34 of the 2005 Feasibility Study).

Purpose of Recent Drill Core Sampling

The Company is not clear as to why the Staff has characterized the recent drill core sampling work as having failed to confirm copper soluble projections. As disclosed in the Amended Form 10-KSB under the heading “Description of Property - Data Verification” (commencing at page 22) such limited drill core sampling was not undertaken to estimate soluble copper recovery projections, but instead as an additional means to verify the electronic drill hole database. The Company believes that the recent sampling program did demonstrate that the core samples contained copper oxide values and, on a global scale, showed an acceptable correlation with the historical sampling results. (See also the Company’s response to Staff comment no. 12.)

“Firm Quote” From Prospective Mining Contractor

The Company has a “firm quote” commitment from N.A. Degerstrom, Inc. (“NAD”) to perform the contract mining at the Johnson Camp Mine. The latest revision to the quote is dated September 30, 2005. In a letter dated July 18, 2006, NAD confirmed to the Company that NAD can provide mining services for the project for a period of 12 months or more with adequate notification of commencement, based on the latest revision to the quote. On behalf of the Company, we will be furnishing hard copies of the NAD correspondence dated September 30, 2005 and July 18, 2006 as supplemental material. (See also pages 4-11 to 4-12 of the 2005 Feasibility Study.)

Landscape and Aggregate Rock Operations, page 3

8.

We note from your prior response that the $4 to $5 cost per ton you disclose is the cost of trucking, rather than a comprehensive measure of operating cost, as suggested by your disclosure. Additionally, we understand that you did not secure direct market price information for wholesale rock, but instead estimated the wholesale price as a multiple of trucking costs. Since your measures do not appear to reflect the operating costs of quarrying, screening and managing the stone operation. unti1 you have completed a feasibility study and obtained a sales contract, it would be appropriate for you to eliminate incomplete measures of operating metrics that are not factually supportable. Revise accordingly.

Stagg Resource Consultants have estimated that the Company can realize wholesale prices for the landscape aggregate rock product in the range of $11.50 to $14.00 a ton. As disclosed at page 4 of the Amended Form 10-KSB, these estimates are based on the demand study conducted by Stagg Resource Consultants in the Tucson Metropolitan area, and in Pima, Pinal and Cochise Counties, Arizona, indicating that: (a) retail prices of $28 to $32 per ton for similar product appear to be typical; and (b) in establishing the retail price for similar product retailers typically include a 100 percent mark-up of the wholesale prices free-on-board the production source and their transportation costs. Accordingly, although Stagg Resource Consultants have estimated that retailers’ trucking costs, as at January 2006, will be in the range of $4.00 to $5.00 per ton, it is not accurate to conclude that the estimated wholesale price range is a multiple of trucking costs.

Stagg Resource Consultants have included in the Aggregate Study an itemized summary of the estimated direct operating costs and estimated sales and administration costs expected to be incurred by the Company in relation to the landscape aggregate operation. In response to your comment, the Company has included disclosure of these cash operating costs in the Amended Form 10-KSB at page 5.

The Aggregate Study also included an itemized summary of the estimated capital expenditures for the planned landscape operations. These included capital expenditures for the planned screening plant and certain mobile equipment (such as front-end loaders and a haul truck). However, since obtaining the Aggregate Study, the Company has determined that it would be more cost-effective to lease the mobile equipment, with the result that: (a) management estimates of the related leasing costs have been added to the operating cost disclosure at page 5 of the

Amended Form 10-KSB; and (b) disclosure of the estimated capital costs at page 4 has been limited to those related to the acquisition and installation of the screening plant.

Reserves, page, 13

9.

We note you disclose in the fourth paragraph of this section, and under the heading “Resource Model” which begins on page 19. information about measured and indicated resources. Please understand that the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally precludes disclosure of mineral resources. Therefore, all references to “geologic” or “mineral resources” should be replaced as needed with the term “mineralized material.

This term does not encompass 1) material reported as reserves, or 2) volumes and grades estimated by using geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples would be appropriately labelled as “mineralized materials.”

Given that you will be eliminating references to “resources” from the filing, it would also be appropriate to remove this term from your glossary of technical terms on page 83.

The Company has revised the disclosure at page 15 to replace the reference to “geologic resource” with “mineralized material,” and the disclosure at page 16 has been revised to eliminate the references to “mineral resources.” The term “resources” has also been removed from the glossary of technical terms.

10.

Please modify the disclosures in your footnotes to the reserve table to clarify that the cutoff grades are a “breakeven cutoff,” if this would be an appropriate characterization, and to clarify that copper recoveries are “assumed” rather than “vary.” Modify disclosure in the text following the table, and wherever similar disclosure appears in the filing, to clarify that mineral reserves are “estimated” rather than “calculated.”

The relevant footnotes to the reserve table on page 16 have been revised to clarify that: (a) the cutoff grades are “break even cutoff grades”; and (b) copper recoveries are “estimated” rather than “vary”. With reference to the latter, the Company respectfully submits that the word “estimated” is more descriptive of the process used to arrive at copper recoveries than the word “assumed”. The disclosure throughout the Amended Form 10-KSB has been revised to clarify that mineral reserves are “estimated” rather than “calculated”.

11.

In your disclosure on page 15 concerning the correlation of acid soluble recovery with particular ore types, disclose the actual number of column tests used to project metallurgical recoveries for each rock type.

Four column tests were used to estimate recoveries, one for each major rock type. The disclosure at page 17 of the Amended Form 10-KSB has been revised accordingly. As discussed in the updated feasibility study (pages 5-13 to 5-15 of the Johnson Camp Copper Project Feasibility Study dated October 11, 2005), it was determined that the Copper Chief Bolsa and Abrigo ores were similar to the corresponding Burro Pit ores and that the same recoveries could be used. It was also determined that shale-type ore was similar to bolsa-type ore and Bolsa ore recoveries were used for the shale ores.

Data Verification, page 20

12.

We have reviewed the information in your prior response concerning your check sampling program of January 2006. A comparison of your total copper and acid soluble copper assays in the 17 drill cores does not appear to support the high total copper recovery assumed in your disclosure. Therefore, it appears you should add disclosure about the results of this sampling and its non-support of your recovery projections; disclose how these results have altered your expectations.

The purpose of the limited random sampling program of available drill core sample intervals was to compare the assays of the Winters, Dorsey samples with prior assays of the same intervals done during previous exploration drilling work. In other words, the limited sampling work was undertaken in support of Winters, Dorsey’s confirmation that copper values could be replicated in physical samples and compared with the historical data. Winters, Dorsey concluded that while the electronic database cannot be verified other than by further drilling, it reflects the geology and assays in the logs of the Cyprus and Arimetco drill holes. Due to the nature and age of the sampled material, approximate replication is all that could be expected, and that was achieved.

In light of the foregoing, the Company has not altered its expectations as a result of the limited random sampling program, and it affirms the following disclosure at page 24 of the Amended Form 10-KSB:

“[T]here have been four separate levels of data verification that have been completed by prior operating companies and others at the Johnson Camp Mine in evaluating the geological, drill hole, and assay database. Each major category or level of data verification provides a measure of confidence in the database. Taken in aggregate, all four categories provide corroboration and thus a higher degree of confidence in the data. The categories are:

•

Individual inter-company verifications – Cyprus conducted their drilling and assaying with both internal and external check assay procedures for data verification, and had samples assayed at more than one external laboratory for both total and acid-soluble copper. While Arimetco did not have the same quantity of internal or external check assays, Arimetco also used a reputable independent laboratory.

•

Intra-company verifications – Notwithstanding that Arimetco’s soluble copper assaying techniques was not directly comparable to the soluble copper assaying techniques used by Cyprus, Arimetco’s drilling and assaying work generally confirmed the prior drilling and assaying work undertaken by Cyprus. In addition, Summo, in evaluating the Johnson Camp Mine prior to our ownership, conducted drilling and assaying work that confirmed the work of Cyprus and Arimetco.

•	Third party reviews – The updated feasibility study is an example of a third party review.

•

Mine-to-deposit model production reconciliations – A comparison of total historical production with the resource model indicates both tonnage and grade to be within approximately 0.8% of the combined Cyprus and Arimetco production. This represents a close correlation between the historical production and the resource model used in the updated feasibility study.

All four levels of data verification have shown only minor database errors. Winters, Dorsey have concluded that the minor database errors are within acceptable levels, and have no reason to believe that the Johnson Camp resource database does not accurately reflect the drill logs.”

The Company believes that it has made meaningful disclosure concerning the use of total copper assays under the heading “Description of Property – Reserves – Use of Total Assays” (pages 16 and 17 of the Amended Form 10-KSB). In this connection, the Company has already stated at page 17 of the Amended Form 10-KSB, “A reserve estimate based on total copper is an indirect measurement of the amount of copper that is metallurgically available for recovery. Accordingly, there is a risk that we may have over-estimated the amount of recoverable copper. (See ‘Risk Factors – Risks Related to Our Company’.)” The related risk factor appears at page 40 of the Amended Form 10-KSB.

Recovery Curves, page 24

13.	In the second paragraph, disclose the number of column tests that were actually used to project metallurgical recoveries.

The disclosure at page 25 under the heading, “Description of Property – Recovery Curves” has been revised to disclose that four column tests were used to estimate recoveries, one for each major rock type.

Mineral Reserve Sensitivity, page 24

14.

Add a footnote to the table on page 25 that discloses that this table is based on the results of a preliminary feasibility study and very limited leach column tests, and that these results are inherently less accurate than if you had chosen to complete a final feasibility study and concluded an extensive leach testing program.

As disclosed in the response to Staff comment no. 7, the Company considers the updated feasibility study completed by Winters, Dorsey to be of sufficient completeness and detail to be considered as a “final feasibility study”. Accordingly, the Company respectfully submits that it is not appropriate to add the proposed footnote indicating that the table on page 27 is based on the results of a preliminary feasibility study.

However, the Company agrees that it is appropriate to a footnote indicating that the projected results are based on four leach column tests and are therefore inherently less accurate than if the Company had chosen to complete a more extensive leach testing program. The Company has also included the following risk factor disclosure at page 39:

“We caution that our expectations with respect to copper recovery rates significantly exceed historical experience at the Johnson Camp Mine, as we plan to crush the ore to a smaller size with the view to increasing leaching efficiency. In addition, our projections of copper recovery are based on amounts of metallurgical testing that are less extensive than are commonly used in the industry for evaluating oxide copper deposits. Furthermore, our estimates of ore reserves reflect consumption projections for sulfuric acid and other consumable items that were developed using a limited number of samples taken by the former operators of the mine on the Johnson Camp property, which may not be representative of the characteristics of the copper deposits. There is no assurance that we will be able to meet these expectations and projections at an operational level. ” (Emphasis added.)

Production Schedule, page 26

15.

We note that you have presented information in the tables on pages 26 and 27, including projected production, and operating and capital cost estimates that is not based on a final feasibility study. We generally find that the level of detail and assumptions inherent in pre-feasibility studies do not provide a basis for estimating measures of production and costs that are sufficiently reliable for disclosure. In other words, the level of specificity conveyed in the projections and estimates extends beyond the capabilities of the underlying documentation. Therefore, it appears you should remove these tables and any related information appearing in textual form from your disclosure.

As disclosed in the response to Staff comment no. 7, the Company considers the updated feasibility study completed by Winters, Dorsey to be of sufficient completeness and detail to be considered as a “final feasibility study”. Accordingly, the Company respectfully submits that it is not appropriate to remove these tables and the related information from the Amended Form 10-KSB.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.

cc:     Mayer Hoffman McCann P.C.
          Attention:    Timothy Woods, CPA
                                 Richard D. Angell, CPA

cc:     Nord Resources Corporation
          Attention:   Ronald A. Hirsch, Chairman of the Board
                                Nick Tintor, President and Chief Executive Officer
                                Erland A. Anderson, Chief Operating Officer
                                John T. Perry, Chief Financial Officer

cc:     Winters, Dorsey & Company, LLC
          Attention:    Harry Winters, Jr., President